                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 1997

                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN


                                                                            Page

Report of Independent Public Accountants                                      1

Audited Financial Statements

Statements of Net Assets Available for Benefits                               2
Statement of Changes in Net Assets Available for Benefits With
   Fund Information                                                           3

Notes to Financial Statements                                                 4

Signature                                                                    15

Consent of Independent Public Accountants                                    16

                                        FINANCIAL STATEMENTS

                                     COOPER CAMERON CORPORATION
                                       RETIREMENT SAVINGS PLAN

                                  AT DECEMBER 30, 1997 AND 1996 AND
                                FOR THE YEAR ENDED DECEMBER 30, 1997

               Cooper Cameron Corporation Retirement Savings Plan

                              Financial Statements


      At December 30, 1997 and 1996 and for the year ended December 30, 1997


                                    CONTENTS



Report of Independent Auditors.............................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................................2
Statement of Changes in Net Assets Available for Benefits With Fund Information............3
Notes to Financial Statements..............................................................4

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Cooper Cameron Corporation Retirement
   Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan (the "Plan") as of December 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The specific fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis, rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


June 29, 1998

               Cooper Cameron Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                  DECEMBER 30
                                                                           1997                 1996
                                                                      ----------------------------------
ASSETS
Contributions receivable:
   Employer                                                           $    790,622          $    633,863
   Employee                                                              1,078,551               933,632
                                                                      ----------------------------------
Total contributions receivable                                           1,869,173             1,567,495

Plan interest in Cooper Cameron Corporation Master Trust
   for Defined Contribution Plans
   (Notes 1 and 2):
      Company Stock Fund                                               103,091,984            46,699,614
      Fidelity Growth Company Fund                                      13,739,868            13,135,251
      Fixed Income Fund                                                 48,712,024            51,434,628
      Money Market Fund                                                 12,734,925            14,567,311
      Stock Market Fund                                                 55,362,932            49,838,311
      Vanguard Balanced Index Fund                                      12,226,095             9,287,214
      Loan Fund                                                          6,637,072             6,465,225
                                                                      ----------------------------------
Total Plan interest in Master Trust                                    252,504,900           191,427,554
                                                                      ----------------------------------
Net assets available for benefits                                     $254,374,073          $192,995,049
                                                                      ==================================



See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                Statement of Changes in Net Assets Available for

                         Benefits With Fund Information


                          Year ended December 30, 1997


                                                                              PARTICIPANT-DIRECTED
                                                      ------------------------------------------------------------------
                                                          FIDELITY
                                                          GROWTH            FIXED             MONEY             STOCK
                                                          COMPANY          INCOME            MARKET             MARKET
                                                           FUND             FUND              FUND               FUND
                                                      ------------------------------------------------------------------
Additions:
   Contributions:
      Employer                                        $     68,048      $    157,063      $    348,063      $     10,975
      Employee                                           1,568,163         3,629,936           454,292         4,079,940
                                                      ------------------------------------------------------------------
   Total contributions                                   1,636,211         3,786,999           802,355         4,090,915

Net investment gain from Cooper Cameron
   Corporation Master Trust for Defined
   Contribution Plans, net of expenses (Note 2)          2,258,224         3,207,398           666,260        15,084,071
                                                      ------------------------------------------------------------------
Total additions                                          3,894,435         6,994,397         1,468,615        19,174,986

Deduction:
   Benefits paid to participants                           566,090         5,036,574         1,881,581         4,151,102

Other changes in net assets:
   Interfund transfers                                  (3,015,459)       (5,020,370)       (1,480,261)       (9,609,610)
   Net asset admissions (withdrawals) (Note 5)             296,078           308,830            57,906           133,162
                                                      ------------------------------------------------------------------
Total other changes                                     (2,719,381)       (4,711,540)       (1,422,355)       (9,476,448)
                                                      ------------------------------------------------------------------
Net increase (decrease)                                    608,964        (2,753,717)       (1,835,321)        5,547,436


Net assets available for benefits at beginning
   of year                                              13,260,272        51,743,934        14,653,201        50,133,136
                                                      ------------------------------------------------------------------
Net assets available for benefits at end of year*     $ 13,869,236      $ 48,990,217      $ 12,817,880      $ 55,680,572
                                                      ==================================================================


                                                                                                         NON-
                                                                                                     PARTICIPANT-
                                                                  PARTICIPANT-DIRECTED                 DIRECTED
                                                      -------------------------------------------   --------------
                                                        VANGUARD
                                                        BALANCED        COMPANY
                                                         INDEX           STOCK           LOAN        COMPANY STOCK         TOTAL
                                                         FUND            FUND            FUND             FUND             PLAN
                                                      -------------------------------------------   -------------------------------
Additions:
   Contributions:
      Employer                                        $    51,578     $   259,561     $      --        $ 7,547,741     $  8,443,029
      Employee                                          1,001,261       2,243,599            --               --         12,977,191
                                                      -------------------------------------------      ----------------------------
   Total contributions                                  1,052,839       2,503,160            --          7,547,741       21,420,220

Net investment gain from Cooper Cameron
   Corporation Master Trust for Defined
   Contribution Plans, net of expenses (Note 2)         2,177,109      17,029,911         488,752       13,726,855       54,638,580
                                                      -------------------------------------------      ----------------------------
Total additions                                         3,229,948      19,533,071         488,752       21,274,596       76,058,800

Deduction:
   Benefits paid to participants                          422,559       1,031,048         941,644        2,086,484       16,117,082

Other changes in net assets:
   Interfund transfers                                     17,130      18,406,318         702,252             --               --
   Net asset admissions (withdrawals) (Note 5)            131,626         587,217         (77,513)            --          1,437,306
                                                      -------------------------------------------      ----------------------------
Total other changes                                       148,756      18,993,535         624,739             --          1,437,306
                                                      -------------------------------------------      ----------------------------
Net increase (decrease)                                 2,956,145      37,495,558         171,847       19,188,112       61,379,024


Net assets available for benefits at beginning
   of year                                              9,355,895      23,181,003       6,465,225       24,202,383      192,995,049
                                                      -------------------------------------------      ----------------------------
Net assets available for benefits at end of year*     $12,312,040     $60,676,561     $ 6,637,072      $43,390,495     $254,374,073
                                                      ===========================================      ============================

*Ending fund balances include allocated contribution receivables

See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                          Notes to Financial Statements


                                December 30, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

At December 30, 1997 and 1996, investments of the Plan consisted of beneficial interests in the following separate investment accounts of the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"):
Company Stock Fund (94.238% and 100%); Fidelity Growth Company Fund (81.810% and 100%); Fixed Income Fund (64.234% and 54.364%); Loan Fund (99.814% and 99.815%);
Money Market Fund (85.828% and 99.412%); Stock Market Fund (91.583% and 99.749%); and Vanguard Balanced Index Fund (65.297% and 100%) (collectively, the "Funds"), as described in Note 2. The Plan's beneficial interest percentage in each investment account at December 30, 1997 and 1996, respectively, is noted parenthetically next to each investment account.

The Funds' security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Funds' investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Investments in The Chase Manhattan Bank, N.A. Pooled Investment Trust for Employee Benefit Plans II - Cash Investment Fund ("Chase Cash Investment Fund") are stated at cost, which approximates fair value. The Chase

               Cooper Cameron Corporation Retirement Savings Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Manhattan Bank, N.A. S&P 500 Index Fund ("Chase S&P 500 Index Fund") is stated at fair market value as determined by the trustee based upon the quoted market values of the underlying assets.

Investment contracts within the Fixed Income Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income reduced for any reductions in the estimated value of the investment contract.

Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

The Plan's beneficial interest in the Loan Fund consists primarily of monies borrowed by participants from their account balances in the Funds. Repayments of principal and interest are allocated to the participants' account balances in the Funds based on the participants' current investment elections. At December 30, 1997 and 1996, the Plan's beneficial interest in the Loan Fund reflects the current principal outstanding on these participant loans, which approximates fair value.

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Funds is the collective investment of the assets of participating employee benefit plans of the Company. The Funds' assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets of the Funds. Certain Funds include assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                        FIDELITY
                                                        COMPANY          GROWTH           FIXED
                                                         STOCK          COMPANY           INCOME
DECEMBER 30, 1997                                        FUND             FUND             FUND
                                                     ----------------------------------------------
Assets:
   Accrued investment income                         $      9,336     $       --       $     47,042
   Investments at fair value as determined by
      quoted market prices:
         Chase Cash Investment Fund                     1,786,660             --         12,699,017
         Chase S&P 500 Index Fund                            --               --               --
         Cooper Cameron Corporation common stock      107,599,486             --               --
         Fidelity Growth Company Fund                        --         16,795,005             --
         Vanguard Balanced Index Fund                        --               --               --
   Investments at estimated fair value or
      contract value:
         Investment contracts                                --               --         63,089,937
         Loans to participants                               --               --               --
                                                     ----------------------------------------------
   Total investments                                  109,386,146       16,795,005       75,788,954
                                                     ----------------------------------------------
Net assets available to participating plans          $109,395,482     $ 16,795,005     $ 75,835,996
                                                     ==============================================

                                                                                                          VANGUARD
                                                                         MONEY             STOCK          BALANCED
                                                        LOAN             MARKET            MARKET          INDEX
                                                        FUND              FUND             FUND             FUND
                                                     ---------------------------------------------------------------
Assets:
   Accrued investment income                         $       --       $     71,465     $     90,190     $       --
   Investments at fair value as determined by
      quoted market prices:
         Chase Cash Investment Fund                          --         14,766,289        1,057,597             --
         Chase S&P 500 Index Fund                            --               --         59,303,072             --
         Cooper Cameron Corporation common stock             --               --               --               --
         Fidelity Growth Company Fund                        --               --               --               --
         Vanguard Balanced Index Fund                        --               --               --         18,723,573
   Investments at estimated fair value or
      contract value:
         Investment contracts                                --               --               --               --
         Loans to participants                          6,649,472             --               --               --
                                                     ---------------------------------------------------------------
   Total investments                                    6,649,472       14,766,289       60,360,669       18,723,573
                                                     ---------------------------------------------------------------
Net assets available to participating plans          $  6,649,472     $ 14,837,754     $ 60,450,859     $ 18,723,573
                                                     ===============================================================

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:


                                                                        FIDELITY
                                                        COMPANY          GROWTH           FIXED
                                                         STOCK          COMPANY           INCOME
DECEMBER 30, 1997                                        FUND             FUND             FUND
                                                     ----------------------------------------------
Assets:
   Cash awaiting investment                          $    778,426     $       --       $       --
   Accrued investment income                                3,134             --             61,903
   Unsettled sales of investments                            --               --               --
   Investments at fair value as determined by
      quoted market prices:
         Chase Cash Investment Fund                          --               --         14,139,245
         Chase S&P 500 Index Fund                            --               --               --
         Cooper Cameron Corporation common stock       45,918,054             --               --
         Fidelity Growth Company Fund                        --         13,135,251             --
         Vanguard Balanced Index Fund                        --               --               --
   Investments at estimated fair value or
      contract value:
         Investment contracts                                --               --         80,410,842
         Loans to participants                               --               --               --
                                                     ----------------------------------------------
   Total investments                                   45,918,054       13,135,251       94,550,087
                                                     ----------------------------------------------
Total assets                                           46,699,614       13,135,251       94,611,990

Liability:
   Unsettled purchases of investments                        --               --               --
                                                     ----------------------------------------------
Total liability                                              --               --               --
                                                     ----------------------------------------------
Net assets available to participating plans          $ 46,699,614     $ 13,135,251     $ 94,611,990
                                                     ==============================================

                                                                                                          VANGUARD
                                                                         MONEY             STOCK          BALANCED
                                                        LOAN             MARKET            MARKET          INDEX
                                                        FUND              FUND             FUND             FUND
                                                     ---------------------------------------------------------------
Assets:
   Cash awaiting investment                          $       --       $       --       $       --       $       --
   Accrued investment income                                  287           68,780           95,050          161,370
   Unsettled sales of investments                            --               --             25,946             --
   Investments at fair value as determined by
      quoted market prices:
         Chase Cash Investment Fund                       113,975       14,584,754        2,268,804             --
         Chase S&P 500 Index Fund                            --               --         47,573,663             --
         Cooper Cameron Corporation common stock             --               --               --               --
         Fidelity Growth Company Fund                        --               --               --               --
         Vanguard Balanced Index Fund                        --               --               --          9,351,978
   Investments at estimated fair value or
      contract value:
         Investment contracts                                --               --               --               --
         Loans to participants                          6,362,918             --               --               --

                                                     ---------------------------------------------------------------
   Total investments                                    6,476,893       14,584,754       49,842,467        9,351,978
                                                     ---------------------------------------------------------------
Total assets                                            6,477,180       14,653,534       49,963,463        9,513,348

Liability:
   Unsettled purchases of investments                        --               --               --            226,134
                                                     ---------------------------------------------------------------
Total liability                                              --               --               --            226,134
                                                     ---------------------------------------------------------------
Net assets available to participating plans          $  6,477,180     $ 14,653,534     $ 49,963,463     $  9,287,214
                                                     ===============================================================

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation in fair value of investments for the separate investment accounts of the Master Trust are as follows:

                                                                        FIDELITY
                                                         COMPANY         GROWTH           FIXED
                                                          STOCK         COMPANY           INCOME
YEAR ENDED DECEMBER 30, 1997                              FUND            FUND             FUND
                                                     ----------------------------------------------
Net appreciation in fair value of investments
   as determined by quoted market prices:
      Chase S&P 500 Index Fund                       $       --        $       --       $       --
      Cooper Cameron Corporation common stock          31,529,639              --               --
      Fidelity Growth Company Fund                           --             937,023             --
      Vanguard Balanced Index Fund                           --                --               --
                                                     -------------------------------------------------
                                                       31,529,639           937,023             --
Interest and dividends                                     57,675         1,606,702        5,703,343
                                                     -------------------------------------------------
                                                     $ 31,587,314      $  2,543,725     $  5,703,343
                                                     =================================================


                                                                                                          VANGUARD
                                                                         MONEY             STOCK          BALANCED
                                                        LOAN             MARKET            MARKET          INDEX
YEAR ENDED DECEMBER 30, 1997                            FUND              FUND             FUND             FUND
                                                     ---------------------------------------------------------------
Net appreciation in fair value of investments        $       --       $      --        $ 14,819,576      $       --
   as determined by quoted market prices:                    --              --                --                --
      Chase S&P 500 Index Fund                               --              --                --                --
      Cooper Cameron Corporation common stock                --              --                --           2,243,989
      Fidelity Growth Company Fund                   ----------------------------------------------------------------
      Vanguard Balanced Index Fund                           --              --          14,819,576         2,243,989
Interest and dividends                                   489,368          776,912         1,116,508           688,408
                                                     ----------------------------------------------------------------
                                                     $   489,368      $   776,912      $ 15,936,084      $  2,932,397
                                                     ================================================================

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

FIXED INCOME FUND

The Fixed Income Fund invests in actively managed structured bank and insurance company investment contracts ("SIC contracts") and in guaranteed investment contracts ("GIC contracts"). The GIC contracts are promises by an insurance company or a bank to repay the principal plus accrued income at contract maturity. SIC contracts differ from GIC contracts, in that the assets supporting the SIC contract are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SIC contracts owned by the Master Trust are composed of corporate bonds and common trust funds with a fair value of $27,501,143 and $24,064,407 at December 30, 1997 and 1996, respectively. The value of the wrapper contract at December 30, 1997 and 1996 is $(432,081) and $(118,463), respectively.

Interest crediting rates on the contracts in the Fixed Income Fund are generally determined at the time of purchase. At December 30, 1997, the interest crediting rates for all contracts ranged from 5.5% to 9.5%. At December 30, 1996, the interest crediting rates for all contracts ranged from 4.5% to 9.5%.

The following table summarizes investment contracts held by the Fixed Income Fund that exceed 5% of net assets of the fund at December 30.

                                                   1997                  1996
                                                -----------          -----------
Commonwealth Life                               $ 3,660,136          $ 4,397,055
Hartford Life                                   $ 5,989,059          $ 6,381,733
New York Life                                   $ 9,731,106          $ 9,680,080
National Westminister                           $16,129,705          $16,115,169
Peoples Security                                $10,939,359          $ 7,830,775
Protective Life                                 $ 5,137,497          $ 6,688,754
Transamerica Occidental                         $ 4,256,439          $ 5,157,193
Canada Life                                                          $ 4,729,254
Confederation Life                                                   $ 5,309,335
Life of Georgia                                                      $ 4,563,184

               Cooper Cameron Corporation Retirement Savings Plan

2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

For 1997 and 1996, the average annual yield for the investment contracts in the Fixed Income Fund was 6.6% and 6.1%, respectively. At December 30, 1997 and 1996, fair value of the investment contracts in the Fixed Income Fund was estimated to be approximately 101% of contract value. Fair value was estimated by discounting the weighted average of the Fixed Income Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract.

3.   DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution plan sponsored by the Company, with cash or deferred provisions described in Section 401(k) of the Internal Revenue Code. The Plan has been extended to the employees of certain employment units and/or locations ("participating units") identified in the Plan document.

Participants of the Plan, excluding those of the participating units, may elect to make pre-tax contributions from 1% to 16% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3% and 50% of additional employee contributions, up to 6%.

Company-matching contributions, excluding contributions made on behalf of participating units, consist of shares of Company stock which are invested in the Company Stock Fund. Participants are 100% vested in these matching contributions. Participants who have attained the age of 55 may elect to make irrevocable transfers of their interest ("employer contributions") in the Company Stock Fund in 1% increments to one or more of the allocable funds as defined below.

               Cooper Cameron Corporation Retirement Savings Plan

3.   DESCRIPTION OF THE PLAN (CONTINUED)

Employee contributions for participating units are based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary and these contributions are immediately 100% vested.

The Company contributes an amount to the account of all members of certain participating units. The Company contributions are allocated among the fund options based upon employee elections. These contributions are based on hours worked during the month, including overtime, holiday, and vacation hours, but excluding any other paid hours for any other absences during which no duties are performed. Vesting in participating unit contributions is on a graduated scale, with 100% at five years. Amounts which are forfeited due to termination of employment reduce the future participating unit contributions of the Company.

Participants may elect to have their contributions allocated in 1% increments to one or more of the following funds within the Master Trust: Stock Market Fund, Money Market Fund, Fixed Income Fund, Fidelity Growth Company Fund, Vanguard Balanced Index Fund, or the Company Stock Fund ("allocable funds"). Allocations among the funds may be changed at the participant's discretion on a daily basis.

The Plan provides benefits for eligible participants upon retirement, death, termination, or permanent disability, according to the form of payment elected by the participant within the limitations defined in the Plan. Any distributions from the Plan, other than distributions from the Company Stock Fund, shall be made in cash or an annuity. Any distributions from the Company Stock Fund shall be made in the form of either cash or Company stock with respect to whole shares and cash with respect to partial shares or interests not invested in Company stock.

Any participant, who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month, may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such a participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance. The interest rates for loans in 1997 and 1996 were determined on a monthly basis and ranged between 9.25% and

               Cooper Cameron Corporation Retirement Savings Plan

3.   DESCRIPTION OF THE PLAN (CONTINUED)

9.5%, and 9% and 9.5%, respectively. Loan repayments of principal and interest are allocated back to the separate accounts based on the participant's current investment election.

Effective April 1, 1996, the Plan was amended to change the Plan year-end from December 31 to December 30.

Should the Plan terminate, the assets will be distributed according to the total amount in each participant's account, including earnings thereon and less related benefits and expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payment in a lump sum.

Information about the Plan, the funding, vesting, and benefit provisions is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's Corporate Office.

4.   INCOME TAX STATUS

The Plan has been designed to meet the requirements of the Internal Revenue Code ("IRC") under Section 401(a) and, therefore, is not subject to tax under present income tax laws. A favorable determination letter was received from the Internal Revenue Service on September 30, 1997. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.   OTHER CHANGES IN NET ASSETS

For the year ended December 30, 1997, net asset admissions (withdrawals) represent the following:

Net transfers from other qualified plans                            $ 1,524,295
Net transfers to the Cooper Cameron Corporation Retirement Plan        (152,974)
Other, net                                                               65,985
                                                                    -----------
                                                                    $ 1,437,306
                                                                    ===========

               Cooper Cameron Corporation Retirement Savings Plan

5.   OTHER CHANGES IN NET ASSETS (CONTINUED)

Transfers to the Cooper Cameron Corporation Retirement Plan represent account balances of participants who have elected to receive distributions in the form of an annuity.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                             December 30
                                                                       1997                  1996
                                                                   -------------      -------------
Net assets available for benefits per the financial statements     $ 254,374,073      $ 192,995,049
Amounts allocated to withdrawing participants                           (469,542)          (869,192)
                                                                   -------------      -------------
Net assets available for benefits per the Form 5500                $ 253,904,531      $ 192,125,857
                                                                   =============      =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                            YEAR ENDED
                                                                           December 30
                                                                              1997
                                                                           ------------
Benefits paid to participants per the financial statements                 $ 16,117,082
Less amounts allocated to withdrawing participants at December 30, 1996        (869,192)
Plus amounts allocated to withdrawing participants at December 30, 1997         469,542
                                                                           ------------
Benefits paid to participants per the Form 5500                            $ 15,717,432
                                                                           ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date.

               Cooper Cameron Corporation Retirement Savings Plan

7.   YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000-compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on Plan operations.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN


         /s/ Thomas R. Hix
-----------------------------------------
By:      Thomas R. Hix
         Member of the Plan Administration
         Committee


Date:  June 29, 1998

                               INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
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      23                  Consent of Ernst & Young LLP